UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 Amendment No. 1


                  Under the Securities Exchange Act of 1934


                          Strategic Distribution, Inc.
                                (Name of Issuer)


                          Common Stock, par value $0.10
                         (Title of Class of Securities)


                                    862701208
                                 (CUSIP Number)


   Michael F. Devine III, 3220 Tillman Drive, Suite 200, Bensalem, PA 19020
                (Name, address and telephone number of person
              authorized to receive notices and communications)


                              November 15, 2000
                              -----------------
           (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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



                                  SCHEDULE 13D
CUSIP No. 862701208                                            Page 1 of  3


1)  Name of Reporting Persons
S.S. or I.R.S. Identification Nos. of Above Persons

      Formula Growth Limited - ("FGL")

------------------------------------------------------------------------------

2)  Check the Appropriate Box If Either Is a Member of a Group
      (A)(X)
      (B)( )

3)  SEC Use Only


4)  Source of Funds                             OO


5)  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
2(d) or 2(e)      [ ]

----------------------------------------------------------------------------
6)  Citizenship or Place of Organization  Canada

----------------------------------------------------------------------------

                  7)  Sole Voting Power               0
Number of
Shares
                  ----------------------------------------------------------
Beneficially8)  Shared Voting Power       1,393,600
Owned by
Each
                  ---------------------------------------------------------
Reporting         9)  Sole Dispositive Power    0
Person With

                  10)  Shared Dispositive Power 1,393,600


11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                              1,393,600

12)  Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (  )

----------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (114.5%


14)  Type of Reporting Person

                              CO

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Item 1.  Security and Issuer

This statement relates to the common stock, par value $0.10 ("Common Stock"), of Strategic Distribution, Inc., a Delaware corporation with principal executive offices at 3220 Tillman Drive, Suite 200, Bensalem, Pennsylvania 19020("Strategic").

Item 2.  Identity and Background

This statement is filed by Formula Growth Limited ("FGL"), a Canadian corporation, which manages and controls Formula Growth Fund ("FGF"), a Canadian mutual fund and Formula Unit Trust ("FUT"), a Canadian mutual fund. FGL's directors are John W. Dobson, Randall W. Kelly, Bette Lou Reade, Ian Soutar, Stuart Cobbett, Roger De Serres, Drummond Birks, Scott Taylor, Morris Godel, and Jacques Tetrault. FGL's executive officers are Randall W. Kelly, Bette Lou Reade, Rene Catafago, Kimberly Holden, John Liddy, Ian Soutar and Stuart Cobbett.

The business address for the all entities described herein is 1010 Sherbrooke Street West, Suite 1408, Montreal, Quebec H3A 2R7. The principal business of all entities described herein is investment management. None of the entities described herein have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years. Neither FGF nor, to the best of its knowledge, any director, executive officer or controlling person of FGF has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding FGF or any director, executive officer or controlling person of FGF was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws. All of the entities described herein are citizens of Canada or entities organized under the laws of Canada.

Item 3.  Source and Amount of Funds or Other Consideration

FGF sold 806,500 shares of Strategic Distribution between October 23, 2000 and November 15, 2000 at prices varying between $1.50 and $0.40. As a result of these sales, FGL's ownership of Strategic's common stock through FGF and FUT was reduced to 1,393,600, as FGF now owns 216,500 and FUT owns 1,177,100.

Item 4.  Purpose of Transaction

Not applicable to this amendment.

Item 5.  Interest in Securities of the Issuer

Not applicable to this amendment.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No contracts arrangements, understandings or relationships exist with respect to the securities of the issuer.

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



Item 7.  Material to Be Filed as Exhibits.

Not applicable.

                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2000

                                          Formula Growth Limited


                                          /s/ Rene Catafago
                                          -------------------------------------
                                         Rene Catafago, Executive Vice President

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